Filed Pursuant to Rule 433

Conifer Holdings, Inc., Registration No. 333-205448

Issuer Free Writing Prospectus dated August 12, 2015

Relating to Preliminary Prospectus dated July 30, 2015

Conifer Holdings, Inc.

Update and Supplement to Preliminary Prospectus

This free writing prospectus relates to the initial public offering of common stock of Conifer Holdings, Inc. (the “Company”) and should be read together with the preliminary prospectus dated August 10, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of our common stock. On August 12, 2015, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock (“Amendment No. 3”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1502292/000104746915006795/a2225447zs-1a.htm

References to “Conifer,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Decrease in Number of Offered Shares

The estimated number of offered shares of our common stock was stated in the Preliminary Prospectus to be 4,600,000, and has been decreased to 3,100,000 shares.  As a result, we now estimate that the proceeds of the offering, after expenses, based on an assumed offering price of $11.00 per share, the low end of the price range per share set forth on the cover page to the Preliminary Prospectus, will be $30.2 million.  We continue to expect to use $17.1 million of the proceeds to pay down our senior debt, and $6.3 million of the proceeds (or $3.2 million after netting out the proceeds from preferred shareholders who have agreed to use such proceeds to purchase common stock) to repurchase outstanding preferred stock and pay accrued preferred stock dividends, and we continue to expect to use the balance to fund the growth of our operating subsidiaries and for general corporate purposes.

Conifer Holdings, Inc. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Conifer Holdings, Inc. has filed with the SEC for more complete information about Conifer Holdings, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may also be obtained from BMO Capital Markets Corp., 3 Times Square, New York, NY 10036, Attention: Equity Syndicate Department, Telephone: (800) 414-3627.